Exhibit 17.2

To the Board of Directors
Of Calypso Wireless, Inc.
5753 NW 158th St.
Miami Lakes, Florida

Pursuant to Separation Agreement and Mutual Release signed on this date, I hereby submit my resignation to the positions of Treasurer of the Board of Directors and Chief Financial Officer of Calypso Wireless, Inc., effective immediately.

January 5, 2004


/s/ Oscar A. Rosales
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Oscar A. Rosales